EXHIBIT 99.1

Golar LNG Partners LP: Q1 2017 results presentation

Golar LNG Partners LP 1st Quarter 2017 results will be released before the NASDAQ opens on Wednesday May 31, 2017. In connection with this a webcast presentation will be held at 4:30 P.M (London Time) on Wednesday, May 31, 2017. The presentation will be available to download from the Investor Relations section at www.golarlngpartners.com

This webcast will be immediately followed by a Q&A session. Participants will be able to join this webcast by dialling-in using the following details:

a. Webcast

Go to the Investor Relations section at www.golarlngpartners.com and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Teleconference

Call-in numbers:
Norway Free call 800 56053
Norway Toll +47 2350 0486

International call +44 20 3427 1905

UK Free call 0800 279 4992

US Toll +1 646 254 3361

USA Free call 1877 280 2296

The participants will be asked for their name and conference ID. The Golar conference ID is 6510929

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

Please download the presentation material from www.golarlngpartners.com (Investor Relations) to view it while listening to the conference.

If you are not able to participate at the time of the call, you can either listen to a replay of the conference call on www.golarlngpartners.com (Investor Relations), or listen to a playback by dialling:

International call +44 20 3427 0598

USA Toll +1 347 366 9565

Norway Toll +47 2100 0498

UK Free call 0800 358 7735

USA Free call 1866 932 5017

- followed by replay access number 6510929.  This service will be available until 16:30 UKT on June 7, 2017.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.